Media release

Rio Tinto agrees sale of Mount Pleasant for US$224 million plus royalties

27 January 2016

Rio Tinto has reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for US$224 million plus royalties1.

With the recently announced binding agreement for the sale of Rio Tinto’s interest in the neighbouring Bengalla coal Joint Venture, this amounts to US$830 million of agreed sales.

Rio Tinto Copper & Coal chief executive Jean-Sébastien Jacques said “These agreements for over US$800 million in asset sales deliver significant value for our shareholders, with the potential for future royalties from Mount Pleasant.

“We believe Mount Pleasant can have a very positive future under its new owners with different priorities for development and capital allocation.”

Rio Tinto has now announced or completed US$4.7 billion2 of divestments since January 2013.

Mount Pleasant is a large-scale, thermal coal asset in the Hunter Valley of New South Wales with total marketable reserves of 474 million tonnes3.

The sale is subject to certain conditions precedent being met, including completion of the restructure of Coal & Allied and regulatory approvals, and is expected to close in the second quarter of 2016.

Note to editors

Rio Tinto manages Coal & Allied's coal operations, which are located in the Hunter Valley region of New South Wales, Australia. The operations include Mount Thorley Warkworth, Hunter Valley Operations and Bengalla.

Rio Tinto recently reached a binding agreement for the sale of Coal & Allied’s 40 per cent interest in the Bengalla coal Joint Venture in Australia to New Hope Corporation Limited for US$606 million.

Hunter Valley Operations and Mount Thorley Warkworth are multi-seam, multi-pit, open-cut mining operations that produced 5.2 million tonnes of semi-soft coking coal and 19.5 million tonnes of thermal coal in 2015.

1 The agreement includes a payment on completion of US$83 million, two unconditional deferred payments of US$58 million each payable 8 and 16 months from completion, a conditional payment of US$25 million, and royalties, payable quarterly at two per cent of Gross FOB Revenue for coal sold from the first 625 million tonnes of Run of Mine coal (equivalent to 474 million tonnes of marketable reserves) when prices exceed US$72.50/tonne. The proceeds of the sale will be used for general corporate purposes. As of 30 June 2015, the project had gross assets valued at US$144 million and no profits.

2 Amount is before finalisation of net debt and working capital adjustments.

3 This estimate of total marketable reserves was reported on page 199 of the Rio Tinto 2014 Annual Report dated 4 March 2015 which was released to the market on 6 March 2015 and is available at www.riotinto.com/ar2014. The Competent Person responsible for this reserve estimate was Mr Andrew Prentice, AusIMM. Rio Tinto confirms that it is not aware of any new information or data that materially affects this reserve estimate, that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed, and that the form and context of the reserve estimate has not been materially modified.

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